Exhibit 99.1

Sapiens Announces Enhancement of its Life and Annuities

Insurance Suite

The Sapiens ALIS 7 suite provides a single platform for managing individual, group and employee benefit business; enables fast time-to-value for digital transformation; and offers comprehensive, modular, business-led services

Holon, Israel – July 26, 2017 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, today announced the general availability of the Sapiens ALIS 7 policy administration suite (Sapiens ALIS) for life and annuity carriers worldwide.

The rich software suite enables insurers to onboard and administer individual, group and employee benefits business ‒ and support multiple lines of business for life, investment and savings, annuities and medical products ‒ from a single, unified platform. The new version also features full pre-integration to the Sapiens Digital Suite, including agent and consumer portals, data warehouse and Sapiens’ advanced analytics solution.

“The enhanced suite was designed to meet rapidly changing industry needs. Individuals, employees and group members will all enjoy a user-friendly experience they have become accustomed to in their day-to-day lives, while allowing insurers to benefit from the replacement of ineffective and costly legacy systems,” said Alex Zukerman, vice president of product marketing and strategy, Life division, Sapiens. “Consolidation and modernization will lead to operational cost savings and greater efficiency for life insurers, powered by robust portal and business intelligence functionalities.”

Continued Zukerman: “This comprehensive suite has already been adopted by a leading insurer and offers a modular, business service-based proposition, covering all aspects of the life insurance value chain. Sapiens ALIS 7 aligns with Sapiens’ overall strategy of helping our customers benefit from fast time-to-value when executing their digital strategies and achieving full digital transformation.”

Sapiens’ suite features service-oriented architecture (SOA) business services, to allow easy and rapid integration to any device with any technology, in accordance with the business logic of the operation. It also includes enhancements covering the configuration and set-up for products, processes and business rules. These features, along with pre-defined product templates, are expected to speed time to market for insurers.

“I would like to thank all of the Sapiens employees, who worked tirelessly on this innovative version, and our Sapiens ALIS clients for their ongoing feedback,” said Roni Al-Dor, Sapiens president and CEO. “Sapiens continues to invest in our flagship life suite, to continually increase the business value we deliver to our customers and partners.”

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 400 financial services organizations. The Sapiens team of over 2,500 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com